SAGUARO RESOURCES, INC.
                                   71 The Mead
                Darlington, County Durham DL1 1EU United Kingdom
            Telephone 011 44 7753998016 Facsimile 011-44-7006-050347
                           saguaroresources@yahoo.com


December 7, 2009

Mr. H. Roger Schwall, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re: Saguaro Resources, Inc.
    Amendment No. 2 to Registration Statement on Form S-1
    Filed November 16, 2009
    File Number:  333-162168

Dear Mr. Schwall:

Thank you for your assistance with our filing. We have further amended our filing in response to your comments and provide this cover letter to assist you in your review.

General

Financial Statements, page 35

     1. We have revised the disclosure to remove the statement that the financial statements for the period ended September 30, 2009 have been reviewed by Stan J.H. Lee, CPA.

Very truly yours,


/s/ Lynn Briggs
-----------------------------
Lynn Briggs, President


cc: John P. Lucas